# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001193125-24-081594
Filed by CIK 0001911254
Persons authorized to receive notices and communications: Benjamin Nutbeam, Level 4, 9 Pembridge Road, London, United Kingdom (X0), W11 3JY, 4478-0265-9250

## Reporting persons
- STEPHEN FITZPATRICK (CIK 0001911254): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 15,286,923; shared voting power 5,200,000; sole dispositive power 15,286,923; shared dispositive power 5,200,000; aggregate amount beneficially owned 20,486,923 (27.48% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 ordinary shares, par value $0.001 per share ('Ordinary Shares'), issuable to Imagination Aero Investment Ltd. ('Imagination Aero') upon the exercise of outstanding warrants held by Imagination Aero (the 'Warrants') and (ii) 200,000 Ordinary Shares held by Imagination Aero. Stephen Fitzpatrick ('SF') is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to Vertical Aerospace Ltd.'s (the 'Issuer') one-for-ten reverse stock split of the Ordinary Shares effected on September 20, 2024 (the 'Reverse Split').
  The percentage used herein is calculated based on 22,198,930 Ordinary Shares outstanding as of September 30, 2024, as reported in Exhibit 99.3 to the Issuer's Form 6-K filed on December 20, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants and 47,343,585 Ordinary Shares issued to Mudrick Capital Management L.P. ('Mudrick Capital') pursuant to the conversion of approximately $130 million of the principal and accrued interest of the Issuer's outstanding Convertible Senior Secured Notes due 2026 (the 'Partial Conversion') on December 23, 2024.
- IMAGINATION AERO INVESTMENT LTD.: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,200,000; sole dispositive power 0; shared dispositive power 5,200,000; aggregate amount beneficially owned 5,200,000 (6.98% of the class)
  Comment: The amount reported in rows 8 and 10 in the table above represents (i) 5,000,000 Ordinary Shares issuable to Imagination Aero upon the exercise of outstanding Warrants and (ii) 200,000 Ordinary Shares held by Imagination Aero. SF is the sole managing member and beneficial owner of Imagination Aero. The foregoing gives effect to the Reverse Split.
  The percentage used herein is calculated based on 22,198,930 Ordinary Shares outstanding as of September 30, 2024, as reported in Exhibit 99.3 to the Issuer's Form 6-K filed on December 20, 2024, and giving effect to the Reverse Split, together with the 5,000,000 Ordinary Shares issuable to Imagination Aero upon exercise of the Warrants and 47,343,585 Ordinary Shares issued to Mudrick Capital pursuant to the Partial Conversion on December 23, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: EXPLANATORY NOTE -This Amendment No. 3 to the statement on Schedule 13D (this "Amendment") amends and restates in its entirety the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 22, 2024, as amended by Amendment No. 1 filed on November 25, 2024 and Amendment No. 2 filed on December 17, 2024 (as amended and restated by this Amendment, the "Schedule 13D"), which relates to the ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Vertical Aerospace Ltd., a Cayman islands exempted company incorporated with limited liability (the "Issuer" or "Vertical"). All share numbers reported in this Amendment give effect to the Issuer's one-for-ten reverse stock split of its Ordinary Shares effected on September 20, 2024 (the "Reverse Split").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Imagination Aero Investment Ltd., a company incorporated in England and Wales with company number 15467761 ("Imagination Aero") and Stephen Fitzpatrick ("SF"), a United Kingdom citizen and sole managing member of Imagination Aero (each, a "Reporting Person" and together the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 9 to this Schedule 13D.
Residence or business address: The business address of SF is c/o Vertical Aerospace Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom, and the business address of Imagination Aero is United House, 9 Pembridge Road, London W11 3JY, United Kingdom.
Present principal occupation or employment: Imagination Aero's principal business is serving as a holding company for investments in the Issuer. SF's principal occupation is serving as the sole managing member and beneficial owner of Imagination Aero. SF has voting and investment discretion with respect to the ordinary shares held of record by Imagination Aero and in his own name. Prior to founding Vertical, SF founded OVO Group Ltd., a leading energy supply group that includes Europe's largest independent energy retailer, and has served as the Group Chief Executive Officer of OVO Group Ltd. since 2008.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Imagination Aero is incorporated in England and Wales and SF is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Initial Investment (as defined below) and the Open Market Purchases (as defined below).

Prior to the closing of the Initial Investment, SF held an aggregate of 15,163,701 Ordinary Shares (giving effect to the Reverse Split), and Imagination Aero did not hold shares in Vertical.

On February 22, 2024, Vertical executed an investment agreement (the "Old Investment Agreement") with Imagination Aero. Under the Old Investment Agreement, Vertical agreed to issue to Imagination Aero, and Imagination Aero agreed to purchase from the Issuer, up to $50 million of newly-issued ordinary shares and warrants.

On March 13, 2024, the Issuer and Imagination Aero completed the first tranche of the equity investment (the "Initial Investment") in accordance with the Old Investment Agreement upon receipt by the Issuer of $25 million in British Pound Sterling based on the exchange rate specified in the Old Investment Agreement.

As a result of the above, on March 13, 2024, in connection with the closing of the Initial Investment, Imagination Aero received, in each case giving effect to the Reverse Split, 200,000 Ordinary Shares and 5,000,000 warrants (the "Warrants"), immediately exercisable. The Reporting Persons therefore became beneficial owners of 5,200,000 additional Ordinary Shares of Vertical, representing 19.17% of the total issued and outstanding Ordinary Shares at the time.

In March 2024, SF purchased an aggregate amount of 123,222 Ordinary Shares (giving effect to the Reverse Split) from various holders (the "Open Market Purchases"). As a result of the Open Market Purchases and the Initial Investment and after giving effect to the Reverse Split, SF now holds 15,286,923 Ordinary Shares, and is the beneficial owner of 20,486,923 Ordinary Shares representing 27.48% of the Ordinary Shares issued and outstanding as reported on the Issuer's Form 6-K filed on December 20, 2024 after giving effect to the issuance of 47,343,585 Ordinary Shares to Mudrick Capital Management L.P. ("Mudrick Capital") pursuant to the conversion of approximately $130 million of the principal and accrued interest of the Issuer's outstanding Convertible Senior Secured Notes due 2026 (the "Partial Conversion") on December 23, 2024.

The acquisitions of the securities in the Initial Investment and the Open Market Purchases were funded with the working capital of Imagination Aero and SF's personal funds, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Pursuant to his rights under the December 2024 Transaction Documents (as defined below), SF intends to continue to serve on the Issuer's board of directors (the "Board") and Vertical Aerospace Group Limited's ("VAGL") board of directors (the "VAGL Board") and to appoint one representative (who may act and vote on behalf of SF by way of proxy) for meetings of the Board or the VAGL Board, as applicable, if SF is unable to attend a meeting of the Board or the VAGL Board, respectively.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced below, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions ("Evaluation Factors"), the Reporting Persons may from time to time and at any time in the future determine (i) to acquire additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, "Securities") in the open market, through private agreements or otherwise; (ii) to dispose of all or a portion of their Securities through public offerings or private transactions; (iii) to engage in any hedging or similar transactions with respect to the Securities; or (iv) to take any other available course of action.

From time to time, the Reporting Persons have taken action with respect to certain actions specified in the instructions to Item 4 of Schedule 13D, including:

On August 30, 2024, SF, in his capacity as the holder of greater than 10.0% of the issued and outstanding Ordinary Shares of the Issuer, delivered to the Issuer a shareholders' requisition requesting that an Extraordinary General Meeting ("EGM") be convened for the sole purpose of considering a number of resolutions to amend the Issuer's Amended and Restated Memorandum and Articles of Association (the "Articles"). Among other things, the amendments proposed to remove the requirement for any of the directors that SF is entitled to appoint under the Articles to be independent (subject to NYSE minimum independence requirements) and to introduce a right for shareholders of the Issuer holding a majority of the issued and outstanding Ordinary Shares to remove any director by written instruction. Additional details were set forth in the Circular to Shareholders Relating to an Extraordinary General Meeting that was filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on September 17, 2024, which is incorporated by reference herein. The amendment to the Articles became effective immediately upon its adoption by the shareholders at the EGM, and a copy of the Third Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd., as amended, is attached as Exhibit 3.1 to the Issuer's Form 6-K filed with the SEC on September 30, 2024.

SF proposed the appointment of Stephen Welch to serve as a director of the Issuer pursuant to SF's director appointment rights set forth in the Issuer's then-applicable amended and restated memorandum and articles of association. On September 20, 2024, upon recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Mr. Welch to serve as an independent, non-executive director of the Issuer, effective immediately.

On November 24, 2024, the Reporting Persons entered into a term sheet setting forth the terms of an agreement in principle (the "Agreement in Principle") among the Issuer, the Reporting Persons, and the Issuer's primary creditor and senior secured lender, Mudrick Capital, to address the Issuer's more immediate cash requirements and facilitate longer-term fund raising, as more fully described in the Issuer's Form 6-K, furnished to the SEC on November 25, 2024. The December 2024 Transaction Documents were entered into in furtherance of the Agreement in Principle.

At the December 23, 2024 EGM of shareholders of the Issuer, in accordance with their agreements in the Forbearance Agreement, the Reporting Persons voted their Ordinary Sharesin favor of the proposals to increase the authorized share capital of the Issuer and the amendment and restatement of the Articles, as amended. Additional details regarding the proposals were set forth in the Circular to Shareholders Relating to an Extraordinary General Meeting that was filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 13, 2024, which is incorporated by reference herein. The Fourth Amended and Restated Memorandum and Articles of Association of the Issuer (the "Fourth A&R Articles") provide, among other things, that (i) so long as SF beneficially owns at least 3% of the issued and outstanding Ordinary Shares, SF shall be entitled to serve as a general director on the Board and (ii)Mudrick Capital has the right to nominate directors proportionate to Mudrick Capital's beneficial ownership, subject to the requirements of the Fourth A&R Articles, including SF's right to be a director on the Board.

From time to time, the Reporting Persons intend to engage in discussions with the Board and/or members of the Issuer's management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer's business, operations, capital structure, governance (including the need for, and scope of, any special purpose committees of the Board), management, and strategy as well as potential financings, business combinations, strategic alternatives, and other matters concerning the Issuer, including transactions and commercial arrangements in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons intend to communicate with other stockholders or third parties regarding the foregoing, including negotiating with such third parties regarding the terms of potential transactions or other proposals that may be presented to the Reporting Persons.

Further, with respect to SF's rights pursuant to the December 2024 Transaction Documents, the Reporting Persons intend--subject to the Reporting Persons' agreements described herein--to evaluate relevant matters and to determine whether or not to exercise any available rights, as the Reporting Persons determine appropriate.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently intend to take some or all of the Evaluation Factors into consideration.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: SF beneficially owns an aggregate of 20,486,923 shares ("SF's Subject Shares"), including 5,000,000 Ordinary Shares issuable upon exercise of the Warrants held at a $50.00/share exercise price. SF's Subject Shares represent 27.48% of the Ordinary Shares issued and outstanding as reported on the Issuer's Form 6-K filed on December 20, 2024 after giving effect to the 47,343,585 Ordinary Shares issued to Mudrick Capital pursuant to the Partial Conversion on December 23, 2024. Imagination Aero beneficially owns an aggregate of 5,200,000 shares ("Imagination Aero's Subject Shares", and together with SF's Subject Shares, the "Subject Shares"), including 5,000,000 Ordinary Shares issuable upon exercise of the Warrants held at a $50.00/share exercise price. Imagination Aero's Subject Shares represent 6.98% of the Ordinary Shares issued and outstanding as reported on the Issuer's Form 6-K filed on December 20, 2024 after giving effect to the 47,343,585 Ordinary Shares issued to Mudrick Capital pursuant to the Partial Conversion on December 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: SF, as sole managing member and beneficial owner of Imagination Aero, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the Subject Shares.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 22, 2024, the Issuer entered into the Old Investment Agreement with Imagination Aero, in respect of a commitment by SF to provide up to $50 million of funding to the Issuer in the form of an equity investment, subject to the terms and conditions of the Old Investment Agreement.

On March 13, 2024, the Issuer and Imagination Aero completed the first tranche of the equity investment (the "Initial Investment") in accordance with the Old Investment Agreement upon receipt by the Issuer of $25 million in British Pound Sterling based on the exchange rate specified in the Old Investment Agreement.

As contemplated by the Old Investment Agreement, at the closing of the Initial Investment, the Issuer entered into the following ancillary agreements, among others:

A warrant instrument (the "Warrant Instrument") in respect of the warrants to purchase Ordinary Shares issuable to Imagination Aero pursuant the terms of the Old Investment Agreement;

A registration rights agreement with Imagination Aero (the "Registration Rights Agreement"), pursuant to which, subject to certain requirements and customary conditions, Imagination Aero may demand at any time or from time to time, that the Issuer file a registration statement with the SEC to register the Ordinary Shares issued and issuable pursuant to the Old Investment Agreement, and the Ordinary Shares issuable upon exercise of the warrants issued pursuant to the Warrant Instrument; and

A letter agreement with SF (the "SF Reserved Matters Letter Agreement"), pursuant to which the Issuer agreed not to take certain actions so long as SF directly or indirectly holds certain percentages of the Issuer's issued and outstanding Ordinary Shares.

As contemplated by the Agreement in Principle, the Reporting Persons entered into the following agreements:

On December 15, 2024, the Reporting Persons entered into the Forbearance Agreement (the "Forbearance Agreement") with Mudrick Capital, the Issuer and VAGL, pursuant to which, among other things, the Reporting Persons, together with any other fund, entity or account that is affiliated with SF (collectively with the Reporting Persons, the "SF Parties"),agreed to take such actions as are reasonably necessary to support and give effect to the transactions contemplated by the Agreement in Principle, including to attend any shareholder meeting in respect of the transactions (or any part thereof) contemplated by the Agreement in Principle and vote (or cause to be voted) all of their Ordinary Shares in favor of the transactions contemplated by the Agreement in Principle.

On December 20, 2024, the Reporting Persons entered into the Investment Agreement (the "New Investment Agreement") with Mudrick Capital, the Issuer and VAGL, pursuant to which, among other things, the SF Parties have the right to participate for $25 million of Ordinary Shares and/or warrants exercisable for Ordinary Shares in the Issuer's next equity offering (the "First Equity Offering") on the same economic terms as other investors in the First Equity Offering, or in the event the SF Parties elect not to participate in the First Equity Offering, a 12-month option to invest $25 million in Ordinary Shares at a strike price equal to the per share purchase price paid by investors in the First Equity Offering. The New Investment Agreement provides that any securities acquired by the SF Parties pursuant to their participation rights or their 12-month option constitute "Investment Shares" and "Registrable Securities" for all purposes under the Registration Rights Agreement. The parties to the New Investment Agreement agreed and acknowledged that all remaining obligations arising pursuant to the Old Investment Agreement (including in respect of the second tranche $25 million funding commitment) will expire as of the Partial Conversion Date (as defined in the New Investment Agreement), which was December 23, 2024, and that such obligations will be replaced by the SF Parties' participation rights as set forth in the New Investment Agreement.In addition, pursuant to the New Investment Agreement, VAGL agreed that so long as any of the SF Parties beneficially owns more than 3% of the issued and outstanding Ordinary Shares, SF shall be entitled to serve as a director on the VAGL Board, and so long as such directorship position is held, SF shall have the right to appoint one representative for meetings of the VAGL Board if SF is unable to attend such meetings.

On December 23, 2024, the Reporting Persons entered into the Shareholder Letter Agreement (the "Shareholder Agreement") with Mudrick Capital and the Issuer, pursuant to which, among other things, so long as the SF Parties beneficially own more than 3% of the Ordinary Shares issued and outstanding, (i) the SF Parties retain a right to participate on a pro rata basis in future equity raises by the Issuer, subject to the above-mentioned 12-month option in respect of the First Equity Offering, (ii) Mudrick Capital will take all actions necessary to ensure SF holds one directorship position on the Board and one directorship position on the VAGL Board, including voting in favor of any resolution to appoint SF to the Board and the VAGL Boardand (iii) the Issuer is required to obtain SF's written consent prior to proposing the adoption of any amendment to the Articles that, once adopted, will materially and adversely affect SF's board rights. In addition, pursuant to the Shareholder Agreement, for so long as SF holds a directorship position on the Board and/or the VAGL Board, SF shall have the right to appoint a representative for meetings of the Board or the VAGL Board that SF is unable to attend, which representative may act and vote on behalf of SF by way of proxy.

On December 23, 2024, SF entered into a termination agreement (the "Termination Agreement") with the Issuer, pursuant to which, among other things, all veto rights and reserved matters in favor of SF pursuant to the SF Reserved Matters Letter Agreement were removed and the SF Reserved Matters Letter Agreement was terminated.

On December 23, 2024, the Reporting Persons entered into a lock-up agreement (the "New Lock-Up Agreement" and together with the Fourth A&R Articles, the Forbearance Agreement, the New Investment Agreement, the Shareholder Agreement, the Termination Agreement and the other agreements contemplated by the New Investment Agreement, the "December 2024 Transaction Documents"), with the Issuer, pursuant to which the Reporting Persons agreed to certain restrictions on their ability to transfer the Ordinary Shares they beneficially own as of the Partial Conversion Date for a period ending on the earlier to occur of (i) the completion of the First Equity Offering and (ii) March 31, 2025.

The foregoing summaries of the Warrant Instrument, the Registration Rights Agreement, the Forbearance Agreement, the New Investment Agreement, the Shareholder Agreement, the Termination Agreement and the New Lock-Up Agreement are qualified in their entirety by the full text of such agreements attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 7, respectively, and incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1
Warrant Instrument, by and between Vertical Aerospace Ltd. and Imagination Aero Investment Ltd., dated March 13, 2024 (incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

Exhibit 2
Registration Rights Agreement, by and between Vertical Aerospace Ltd. and Imagination Aero Investment Ltd., dated March 13, 2024 (incorporated by reference to Exhibit 99.3 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

Exhibit 3
Forbearance Agreement, dated as of December 15, 2024, by and among Mudrick Capital Management, L.P., Vertical Aerospace Ltd., Vertical Aerospace Group Limited, Stephen Fitzpatrick and Imagination Aero Investment Ltd. (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D under the Securities Exchange Act of 1934 (File No. 005-93177), filed with the SEC on December 17, 2024).

Exhibit 4
Investment Agreement, dated as of December 20, 2024, by and among Vertical Aerospace Ltd., Vertical Aerospace Group Limited, Mudrick Capital Management, L.P., Stephen Fitzpatrick and Imagination Aero Investment Ltd. (incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on December 20, 2024).

Exhibit 5
Shareholder Letter Agreement, dated as of December 23, 2024, by and among Mudrick Capital Management, L.P., Stephen Fitzpatrick, Imagination Aero Investment Ltd. and Vertical Aerospace Ltd. (incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on December 23, 2024).

Exhibit 6
Termination Agreement, dated as of December 23, 2024, by and between Vertical Aerospace Ltd. and Stephen Fitzpatrick (incorporated by reference to Exhibit 99.5 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on December 23, 2024).

Exhibit 7
Lock-Up Agreement, dated as of December 23, 2024, by and among Stephen Fitzpatrick, Imagination Aero Investment Ltd. and Vertical Aerospace Ltd. (incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on December 23, 2024).

Exhibit 8
Fourth Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd. (incorporated by reference to Exhibit 3.1 to Report of Foreign Private Issuer Pursuant to Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on December 23, 2024).

Exhibit 9
Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 7 to Schedule 13D under the Securities Exchange Act of 1934 (File No. 005-93177), filed with the SEC on March 29, 2024).

## Signatures
- STEPHEN FITZPATRICK: /s/ Stephen Fitzpatrick, Stephen Fitzpatrick (12/26/2024)
- IMAGINATION AERO INVESTMENT LTD.: /s/ Stephen Fitzpatrick, Director (12/26/2024)